UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Hillholm Acquisition, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

n/a

(CUSIP Number)

Shawn Pecore

C/o Wyoming Corporate Services Inc.,

2710 Thomes Ave., Cheyenne, WY, 82001

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N/A

1	NAMES OF REPORTING PERSONS Shawn Pecore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		5,750,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,750,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Hillholm Acquisition, Inc., whose principal executive offices are located at C/o Wyoming Corporate Services Inc., 2710 Thomes Ave., Cheyenne, WY, 82001 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Shawn Pecore (the "Reporting Person").

(b) The business address of the Reporting Person is Suite 506, 2255B Queen Street East, Toronto, ON, M4E 1G3.

(c) The Reporting Person is a natural person.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a natural person. .

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 5,750,000 common shares directly from the Issuer as reimbursement of incorporation expenses. The source of funding for this purchase was personal.

ITEM 4. PURPOSE OF TRANSACTION.

None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns an aggregate of 5,750,000 shares of Common Stock, representing 95.83% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10SB filed December 11, 2007.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 5,750,000 shares of Common Stock owned by the Reporting Person.

(c) The 5,750,000 shares of Common Stock reported herein were acquired by the Reporting Person effective November 21, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,750,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	Shawn Pecore

	By:	/s/ Shawn Pecore

	Name:	Shawn Pecore